THOMSON REUTERS

Reliance
Industries Limited

RECEIVED

2008 JUL 24 A 6:01

July 19, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549 [redacted]
USA

08003971

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 31 & Clause 41	July 19, 2008	Copies of public notices published in English daily newspaper, viz., "The Times of India" and daily newspaper published in Marati language, viz., "Maharashtra Times".

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

dw 7/24

Reliance
Industries Limited

July 19, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code:	**500325**	Trading Symbol:	**"RELIANCE EQ"**
Fax No:	**2272 3121 / 2272 2037**	Fax No.	**2659 8237 / 38**

Dear Sirs,

Sub : Board Meeting

Further to our letter dated July 16, 2008 on the above subject, we send herewith three (3) copies each of the public notices issued in "Times of India", all India Edition, in English language and in "Maharashtra Times" in Marati language. Please note that the said notices have appeared in the respective newspapers on July 17, 2008.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

RECEIVED 2008 JUL 24 A 6: 01

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

RECEIVED

2008 JUL 24 A 6:41

* THE TIMES OF INDIA, MUMBAI
THURSDAY, JULY 17, 2008



INDIA FIRMLY IN THEIR FRAMES: The wide variety of holiday options that India offers, from heritage to adventure holidays, family vacations to relaxing getaways, has made it one of the favoured destinations for international tourists, said a Visa official

tion by people living in the Asia-Pacific, including countries like Australia, Japan and South Korea.

During the survey, over 4,500 people from nine Asia Pacific countries and territories were asked to share their top 'must visit' destinations in the region.

an respondents showing interest in exploring their own country. According to the 2007-08 report of the tourism ministry, domestic tourism grew at 17.8% from 2005 to 2006 (380 million domestic tourists in 2005 to 462 million in 2006).

Among Indian respondents, the appeal across certain demographics was similar with 49% of men and 53% of women putting the country in their 'must see' list. Across the age groups of Indian respondents, more than 55% of those 35 years old and above selected the country as a 'must see' destination.

ng beards at the most can be said to be a personal choice and the same is not a compulsive requirement of a person professing Islam. Even if it is presumed to be so, it can be regulated, restricted, if public order, morality and health requires".

The court also vacated a stay it had earlier given to the two—aircraft loading man Aftab Ahmed Ansari and corporal Mohammed Zubair—allowing them to grow beards. The verdict came on a Supreme Court directive to give a judgment on the issue within three months after an SLP was filed by the IAF seeking vacation of the stay given earlier. AGENCIES

Reliance
Industries Limited
Growth is Life

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

NOTICE

Pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges, Notice is hereby given that a meeting of the Board of Directors of the Company will be held on Thursday, July 24, 2008, inter alia, for approving the unaudited Financial Results of the Company for the quarter ended June 30, 2008.

For Reliance Industries Limited
sd/-
S. Sudhakar
Vice President – Corporate Secretarial

Mumbai
Dated July 15, 2008

www.ril.com


सेन्सेक्स

पहिल्या एनर्जी एक्स्चेंजचे उद्‌घाटन

भारतातील पहिल्या एनर्जी एक्स्चेंजचे औपचारिक उद्‌घाटन केंद्रीय ऊर्जामंत्री सुशीलकुमार शिंदे यांच्या हस्ते बुधवारी नवी दिल्लीत करण्यात आले. फिनॅन्शियल टेक्नॉलॉजीज इंडिया आणि पॉवर ट्रेडिंग कॉर्पोरेशन यांनी एकत्रित या एक्स्चेंजची निर्मिती केली असून ते २७ जून रोजी कार्यान्वित झाले आहे.

THE ECONOMIC TIMES

महाराष्ट्र टाइम्स

मुंबई

१७ जुलै २००८ | मुंबई

(नॅशनल एग कोऑर्डिनेशन कमिटी व ब्रोमार्क' सौजन्याने)

डाळींचे भाव कडाडले!

म. टा. व्यापार प्रतिनिधी

सामान्य माणसाला महागाईचे आणखी चटके

'आ' वासून समोर उभा ठाकलेला दुष्काळ, पेरणीची मंदावलेली गती आणि उत्पादनात मोठी घट येण्याची टांगती तलवार यामुळे डाळींचे भाव क्रमशः चढत चालले असून, आधीच भाववाढीची झळ सोसणाऱ्या सामान्य माणसाला जीवनावश्यक असलेल्या डाळींच्या आणखी महागाईचे चटके सोसावे लागणार आहेत.



गेल्या १५ दिवसांत उडीद, तूर आणि मूग या डाळींचे घाऊक भाव प्रति क्विंटल २५० ते ४०० रुपयांनी वाढले असल्याचे मुंबईतील व्यापारी सांगतात. महाराष्ट्रात बहुतेक ठिकाणी पाऊस खूपच उशीरा आल्यामुळे, जो काही पडला तोही नगण्य असल्यामुळे उडीद, मूग व तुरीच्या पेरण्या रखडल्या आहेत. मध्य प्रदेश, राजस्थान व कर्नाटक या राज्यांतही अपुरा पाऊस पडल्यामुळे तेथीलही डाळींच्या पिकांवर विपरीत परिणाम होणार हे स्पष्ट होऊ लागले आहे. व्यापाऱ्यांच्या अंदाजानुसार प्रतिकूल हवामान (अत्यल्प पाऊस) आणि शेतकऱ्यांनी पेरणीत तेलबियांना दिलेल्या प्राधान्यामुळे यंदा डाळींचे उत्पादन घटणार असून, सरकारने डाळींची आयात वेळीच पुरेशी वाढविली नाही तर डाळींचे भाव बाजारात चढेच राहणार आहेत. पण भारतात पावसाअभावी पेरण्या मंदगतीने होत असल्याच्या वृत्ताने आंतरराष्ट्रीय धान्य बाजारांमध्ये डाळींचे भाव प्रति टन ३० ते ४० डॉलरनी वाढले आहेत.

मुंबईच्या घाऊक बाजारात गेल्या पंधरवड्यापूर्वीच उडदाचा प्रति क्विंटल भाव २,३०० रुपयांवरून २,८०० रु.वर, तुरीचा भाव २,४५० वरून २,९०० रु.वर, तर मुगाचा भाव वाढून ३,१०० रु.वर पोहचला आहे.

- मुंबईत उडीद प्रति क्विंटल २,८०० रु.
- तूर २,९०० रु.वर
- मूग डाळ ३,१०० रु. प्रति क्विंटल

स्थानिक बाजारांत मालाचा साठा अपुरा असल्यामुळे डाळींचे भाव आणखी वर जाण्याची आणि आंतरराष्ट्रीय बाजारपेठांमधील भाववाढीमुळे आयात महागणार असल्याचे व्यापारी सांगत आहेत.

दिल्ली-मुंबई रेल्वे कॉरिडॉर २०१३ पर्यंत सज्ज

नवी दिल्ली

दिल्ली मुंबई रेल्वेचा मालवाहतुकीचा (फ्रेट कॉरिडॉर) ९० अब्ज डॉलरचा महत्त्वाकांक्षी मार्ग २०१३ पर्यंत सज्ज होईल असे एका अधिकाऱ्याने सांगितले. अर्थात पाणी व ऊर्जा यांच्या उपलब्धतेबाबत या कॉरिडॉरसाठी समस्या येत आहेत. सध्या उपलब्ध असलेली ऊर्जा आणि अपेक्षित क्षमता यांच्यात तफावत आहे. दिल्ली मुंबई या १४८३ कि.मी लांबीचा हा मार्ग हरयाणा, उत्तर प्रदेश, राजस्थान, गुजरात व महाराष्ट्र या राज्यांना जोडणार आहे. या प्रकल्पासाठी चार हजार मेगावॉटचा ऊर्जा प्रकल्प, तीन नवी बंदरे आणि सहा विमानतळांची जोड अपेक्षित आहे. (वृत्तसंस्था)

ENI